FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2013, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £16.07 per Ordinary Share, and notional ADSs at a price of $53.17 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 October 2013 to 31 December 2013:

Non Executive Director	Ordinary Shares	American Depositary Shares (ADSs)

Sir Christopher Gent	2,644.680

Professor Sir Roy Anderson	563.939

Dr Stephanie Burns		320.928

Stacey Cartwright	447.262

Lynn Elsenhans		577.671

Judy Lewent		311.489

Sir Deryck Maughan		868.394

Dr Daniel Podolsky		651.295

Tom de Swaan	408.370

Jing Ulrich		217.098

Hans Wijers	447.262

Sir Robert Wilson	447.262

The Company and the Non-Executive Directors were informed of these allocations on 2 January 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

3 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 03, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc